                                                                    EXHIBIT 28.1
NEWS RELEASE
================================================================================

FOR RELEASE: Immediately                              (NASDAQ: MPTBS)
DATE:        August 22, 1997
CONTACT:     John E. Castello
             (415) 274-1808


              MERIDIAN POINT REALTY TRUST '83 ANNOUNCES SALE OF
              CHARLESTON BUSINESS PARK AND DECLARES CASH DIVIDEND

        San Francisco, August 22, 1997--Meridian Point Realty Trust '83, (NASDAQ:MPTBS) an equity real estate investment trust, today announced that it completed the sale of Charleston Business Park, located in Mountain View, California, for a total purchase price of $13,000,000, less a $1,350,000 credit for potential remediation work and related costs, resulting in a net sales price of $11,650,000 before deducting fees and costs of the transaction. This will represent a gain of approximately $5 million. The Charleston Business Park consists of six research and light industrial buildings aggregating 119,041 square feet on an eight acre site adjacent to the Bayshore Freeway.

As a result of the sale of the Charleston property, the board of trustees has declared a dividend in the amount of $3.00 cash per share payable on September 12, 1997 to the shareholders of record September 2, 1997.

Since the Charleston Property was Trust '83's sole remaining real estate holding, the board of trustees is in the process of evaluating the options available, including the sale or termination of Trust '83. Trust '83's remaining assets consist almost entirely of cash and cash equivalents. The Company will retain assets to satisfy its liabilities, as well as to cover overhead and operating expenses.

Trust '83 was originally formed as a finite life, self-liquidating real estate investment trust. The Company has a total of 3,031,619 shares of beneficial interest held by approximately 2,340 registered shareholders.

        Certain statements contained in this press release may be deemed to be forward looking statements within the meaning of the federal securities laws. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that could cause actual results to differ materially from the Company's present expectations include general economic conditions, local real estate conditions and other risks, as detailed from time to time in the Company's SEC reports.